Telkom SA Limited
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa

August 1, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C.
20549-0308

Re: Telkom SA Limited
Form 20-F for the year ended March 31, 2005 (the “Form 20-F”)
Filed on July 15, 2005
File No. 1-31609

Dear Mr. Dharia and Mr. French:

I am submitting herewith via EDGAR, the responses of Telkom SA Limited (“Telkom”), a public limited liability company incorporated under the laws of the Republic of South Africa, to the Staff’s comments conveyed in the Staff comment letter, dated July 24, 2006. For your convenience, the Staff’s comments are reproduced in their entirety below in italics, and the responses thereto are set forth in bold after each comment.

General:

Please refer to our comment on page 4 of our letter dated April 21, 2006. As discussed on May 4, 2006 with Mr Scott Saks of Paul, Hastings, Janofsky and Walker, the undertaking requested on page 4 of the April 21, 2006 letter should be replaced with the following undertaking: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with your response letter dated May 8, 2006, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with Telkom’s response letter of May 8, 2006 and the Form 20-F, Telkom acknowledges the following:

•	Telkom is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Telkom may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Telkom respectfully requests that its responses be reviewed as expeditiously as possible as it desires to file its Annual Report on Form 20-F for the year ended March 30, 2006. If you have any further questions or require further clarification, please do not hesitate to contact the undersigned at +27 12 311 3256 or the Telkom chief accountant, Deon Fredericks, at +27 12 311 8281.

Sincerely,

/s/ Kaushik Patel

Kaushik Patel

Chief Financial Officer

cc:	Mr. Deon Fredericks, Chief Accountant, Telkom SA Limited
Mr. Tai Danmola, Ernst & Young LLP
Mr. Scott Saks, Paul, Hastings, Janofsky & Walker LLP